AMENDMENT NO. 1
TO
SCIENTIFIC INDUSTRIES, INC.
2022 EQUITY INCENTIVE PLAN

(Effective as of March 22, 2024)

The Scientific Industries, Inc. 2022 Equity Incentive Plan (as may be amended from time to time, the "**Plan**") is hereby amended as follows:

1. Section 5(c)(iv) of the Plan is hereby amended and restated in its entirety to read as follows:

"(iv) subject to Company and/or Board consent, and provided that the Option is a NSO, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise of the Option by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price plus, to the extent permitted by the Company and/or Board, the aggregate withholding obligations in respect of the Option exercise; provided, further that Participant must pay any remaining balance of the aggregate exercise price not satisfied by the "net exercise" in cash or other permitted form of payment. Shares of Common Stock will no longer be subject to the Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations;"

2. All capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Plan. Except as expressly amended hereby, the terms and conditions of the Plan shall remain in full force and effect. This amendment shall be governed by the laws of the State of New York without giving effect to the conflicts of law principles thereof. This amendment shall be effective as of the date first set forth above.

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